SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Shake Shack Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

819047101
(CUSIP Number)

Granite Point Capital, L.P.
109 State Street
5th Floor
Boston, MA 02109
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2016
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Granite Point Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 300,001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.82%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 819047 101	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 2, dated February 4, 2016 (this "Amendment No. 2"), supplements and amends the Schedule 13D originally filed on February 17, 2015 (as amended and supplemented to date, the "Schedule 13D") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)-(b) The aggregate percentage of shares of A-Common reported to be beneficially owned by the Reporting Person is based upon a total of 36,565,867 shares of A-Common outstanding which consists of the sum of (1) 315,867 shares of A-Common which were issued to the Reporting Person on January 22, 2016 upon full redemption of its LLC Interests in exchange for A-Common and (ii) 36,250,000 shares of A-Common reported by the Issuer to be outstanding in its Rule 424(b) Prospectus filed with the SEC on November 12, 2015 after the completion of the offering reported therein.

At the close of business on the date hereof, the Reporting Person may be deemed to beneficially own 300,001 shares of A-Common, constituting approximately 0.82% of the shares of A-Common outstanding.

(c) Information concerning transactions in the shares of A-Common effected by the Reporting Person during the past sixty days is set forth in Item 5(a) and Exhibit A hereto and is incorporated herein by reference. All of the transactions in shares of A-Common listed on Exhibit A were effected in the open market through brokerage entities.

(d) None.

(e) Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares During the Last 60 Days.

CUSIP No. 819047 101	SCHEDULE 13D/A	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2016

Granite Point Capital, L.P. By: Granite Point Capital Management, L.P. its investment manager

By:	/s/ David Bushley
Name:	David Bushley
Title:	Chief Operating Officer

CUSIP No. 819047 101	SCHEDULE 13D/A	Page 5 of 5 Pages

EXHIBIT A

Transactions in the Issuer During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
2/2/2016	(15,866)	35.8170